SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 March, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 03 March 2014
Exhibit 1.2	Transaction in Own Shares dated 04 March 2014
Exhibit 1.3	Transaction in Own Shares dated 05 March 2014
Exhibit 1.4	Transaction in Own Shares dated 06 March 2014
Exhibit 1.5	Annual Financial Report dated 06 March 2014
Exhibit 1.6	Transaction in Own Shares dated 07 March 2014
Exhibit 1.7	Transaction in Own Shares dated 10 March 2014
Exhibit 1.8	Notification of changes of Director's details dated 10 March 2014
Exhibit 1.9	Holding(s) in Company dated 10 March 2014
Exhibit 1.10	Director/PDMR Shareholding dated 10 March 2014
Exhibit 1.11	Transaction in Own Shares dated 11 March 2014
Exhibit 1.12	Transaction in Own Shares dated 12 March 2014
Exhibit 1.13	Director/PDMR Shareholding dated 12 March 2014
Exhibit 1.14	Transaction in Own Shares dated 13 March 2014
Exhibit 1.15	Transaction in Own Shares dated 14 March 2014
Exhibit 1.16	Transaction in Own Shares dated 17 March 2014
Exhibit 1.17	Transaction in Own Shares dated 18 March 2014
Exhibit 1.18	Transaction in Own Shares dated 19 March 2014
Exhibit 1.19	Transaction in Own Shares dated 20 March 2014
Exhibit 1.20	Transaction in Own Shares dated 21 March 2014
Exhibit 1.21	Director/PDMR Shareholding dated 21 March 2014
Exhibit 1.22	Transaction in Own Shares dated 24 March 2014
Exhibit 1.23	Transaction in Own Shares dated 25 March 2014
Exhibit 1.24	Transaction in Own Shares dated 26 March 2014
Exhibit 1.25	Transaction in Own Shares dated 27 March 2014
Exhibit 1.26	Transaction in Own Shares dated 28 March 2014
Exhibit 1.27	Director/PDMR Shareholding dated 28 March 2014
Exhibit 1.28	Transaction in Own Shares dated 31 March 2014
Exhibit 1.29	Share Repurchase Programme dated 31 March 2014
Exhibit 1.30	Total Voting Rights dated 31 March 2014

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 03 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	28 February 2014
Number of ordinary shares purchased	1,700,000
Highest price paid per share (pence)	505.90
Lowest price paid per share (pence)	501.10

This anouncement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 04 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	3 March 2014
Number of ordinary shares purchased	1,650,000
Highest price paid per share (pence)	499.90
Lowest price paid per share (pence)	491.85

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 05 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	4 March 2014
Number of ordinary shares purchased	1,650,000
Highest price paid per share (pence)	495.20
Lowest price paid per share (pence)	489.55

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 06 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	5 March 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	491.00
Lowest price paid per share (pence)	485.25

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.5

BP p.l.c. - ANNUAL FINANCIAL REPORT - DTR 6.3.5 DISCLOSURE
BP p.l.c. - 06 March 2014

BP p.l.c. ('the Company')

The Company announced on 6 March 2014 that the BP Annual Report and Form 20-F 2013, the Notice of Annual General Meeting and Form of Proxy for the 2014 Annual General Meeting had been published. These documents are publicly available on the BP p.l.c. website (www.bp.com) with a direct link to the BP Annual Report and Form 20-F 2013 at www.bp.com/annualreport and a direct link to the Notice of Annual General Meeting at www.bp.com/notice. This follows the release on 4 February 2014 of the Company's unaudited Fourth Quarter and Full Year 2013 results announcement (the 'Preliminary Announcement').

In compliance with 9.6.1 of the Listing Rules, on 6 March 2014 the Company submitted to the UK Listing Authority via the National Storage Mechanism copies of:

BP Annual Report and Form 20-F 2013
BP Strategic Report 2013
Notice of BP Annual General Meeting 2014
Proxy Form
Notification of availability card.

The BP Annual Report and Form 20-F 2013 will be delivered to the Registrar of Companies in due course and copies of all of these documents may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: +44 (0)20 7496 4000

The Annual General Meeting will take place on 10 April 2014 and the total of the votes cast by shareholders for or against or withheld on each resolution to be put to the meeting will be published on www.bp.com on or shortly after 14 April 2014.

The Disclosure and Transparency Rules (DTR) require that an announcement of the publication of an Annual Report should include the disclosure of such information from the Annual Report as is of a type that would be required to be disseminated in a Half-yearly Report in compliance with the DTR 6.3.5(2) disclosure requirement. Accordingly the following disclosures are made in the Appendices below. References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the BP Annual Report and Form 20-F 2013. This announcement should be read in conjunction with, and is not a substitute for reading, the full BP Annual Report and Form 20-F 2013.

The extracts from BP Annual Report and Form 20-F 2013 included in this announcement contain certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements and other factors discussed elsewhere in BP Annual Report and Form 20-F 2013.

http://www.rns-pdf.londonstockexchange.com/rns/7149B_-2014-3-6.pdf

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 07 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	6 March 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	489.60
Lowest price paid per share (pence)	485.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	7 March 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	488.15
Lowest price paid per share (pence)	480.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.8

BP p.l.c. - Notification of changes of Director's details
BP p.l.c. - 10 March 2014

Iain Conn, BP p.l.c.'s Chief Executive, Refining and Marketing and an Executive Director of the Company has advised the BP Board that he has been appointed a Non-Executive Director of BT Group plc with effect from 1st June 2014.

Mr. Conn is currently a Non-Executive Director of Rolls Royce plc, where he has served nine years, seven as the Senior Independent Director. He will stand down from the Rolls Royce Board at that company's Annual General Meeting on 1st May 2014.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.9

BP p.l.c. - Holding(s) in Company
BP p.l.c. - 10 March 2014

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BP p.l.c. BP 8% Cum 1st Preference GBP 1 (0138525)
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Smith and Williamson Holdings Limited
4. Full name of shareholder(s) (if different from 3.):iv	Details as per section 9.
5. Date of the transaction and date on which the threshold is crossed or reached: v	26 February 2014
6. Date on which issuer notified:	10 March 2014
7. Threshold(s) that is/are crossed or reached: vi, vii	5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0001385250 Preference	391,350	156,540	358,850		143,540		4.96%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
143,540			4.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
Smith and Williamson Nominees Limited, a subsidiary of Smith & Williamson Investment Services Limited, subsidiary of Smith & Williamson Holdings Limited – 143,540 voting rights.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Denise Dillon
15. Contact telephone number:	020 7496 4476

This notice is given in fulfillment of the obligation under DTR 5.6.

Exhibit 1.10

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 March 2014

Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 March 2014 by Computershare Plan Managers that on 10 March 2014 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.8005 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn 68 shares
Dr B. Gilvary 68 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy 65 shares
Mr B. Looney 65 shares
Mr D. Sanyal 65 shares

BP p.l.c. was also notified on 7 March 2014 by Mrs K Landis, a person discharging managerial responsibility in BP p.l.c., that on 7 March 2014 she instructed Fidelity Stock Plan Services LLC to sell 20,000 ADSs (ISIN number US0556221044). Fidelity sold these 20,000 ADSs as follows: 9,922 ADSs at $48.230 per ADS, 2,000 ADSs at $48.240 per ADS, 1,720 ADSs at $48.250 per ADS, 6,258 ADSS at $48.260 per ADS and 100 ADSs at $48.265 per ADS.

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.11

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	10 March 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	487.10
Lowest price paid per share (pence)	480.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.12

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	11 March 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	487.80
Lowest price paid per share (pence)	483.40

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.13

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 12 March 2014

Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 12 March 2014 by Mr I E L Davis, a Director of BP p.l.c. that he purchased 10,000 ordinary shares (ISIN number GB0007980591) at £4.88121 per share which settled on 11 March 2014.

Further to the announcement (RNS 6290Z) made on 7 February 2014, tax adjustments have been completed for the following persons discharging managerial responsibility in BP p.l.c. on their BP ADSs (ISIN number US0556221044) resulting in the following movements in their holdings.

Name of PDMR	Additional ADSs	Disposal of ADSs
Mr R Fryar	63
Mrs K Landis		287
Mr H L McKay	332

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.14

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	12 March 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	485.75
Lowest price paid per share (pence)	482.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.15

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	13 March 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	484.25
Lowest price paid per share (pence)	478.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.16

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	14 March 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	482.20
Lowest price paid per share (pence)	476.40

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.17

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	17 March 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	479.70
Lowest price paid per share (pence)	475.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.18

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	18 March 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	480.25
Lowest price paid per share (pence)	475.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.19

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	19 March 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	479.00
Lowest price paid per share (pence)	473.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.20

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	20 March 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	477.00
Lowest price paid per share (pence)	467.75

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.21

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 21 March 2014

Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 21 March 2014 by Mr H L McKay, a person discharging managerial responsibility in BP p.l.c., that on 20 March 2014 he gave an instruction to Fidelity Stock Plan Services LLC to sell 43,000 ADSs (ISIN number
US0556221044). Fidelity sold these 43,000 ADSs as follows: 29,611 ADSs at $46.520 per ADS; 5,876 ADSs at $46.530 per ADS; 4,340 ADSs at $46.540 per ADS and 3,173 at $46.541 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.22

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	21 March 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	473.98
Lowest price paid per share (pence)	465.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.23

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	24 March 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	473.30
Lowest price paid per share (pence)	468.40

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.24

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	25 March 2014
Number of ordinary shares purchased	1,800,000
Highest price paid per share (pence)	475.65
Lowest price paid per share (pence)	466.55

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.25

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	26 March 2014
Number of ordinary shares purchased	1,700,000
Highest price paid per share (pence)	479.60
Lowest price paid per share (pence)	472.85

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.26

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	27 March 2014
Number of ordinary shares purchased	1,600,000
Highest price paid per share (pence)	476.95
Lowest price paid per share (pence)	471.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.27

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 28 March 2014

Notification of transactions of persons discharging managerial responsibility or connected persons

On 28 March 2014 BP p.l.c. was advised by Capita that on 28 March 2014 the following individuals acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $8.110 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	192
Mr D Sanyal	Senior executive (a person discharging managerial responsibility)	367
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	426

BP p.l.c. was also notified on 28 March 2014 by SEB Sweden that on 28 March 2014 Mr Carl-Henric Svanberg, a Director of BP p.l.c., acquired 12,174 BP ordinary shares (ISIN number GB0007980591) at a Reference share price of $8.110 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.28

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 31 March 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	28 March 2014
Number of ordinary shares purchased	1,500,000
Highest price paid per share (pence)	484.15
Lowest price paid per share (pence)	478.35

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.29

BP p.l.c. - Share Repurchase Programme
BP p.l.c. - 31 March 2014

In continuation of the share repurchase programme that BP p.l.c. (the "Company") announced on 22 March 2013, the Company has today entered into a repurchase mandate agreement with an independent third party to follow the expiry of the repurchase mandate agreement previously entered into and announced in respect of the period of 5 February 2014 to 31 March 2014.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchase programme for the period of 1 April 2014 to 29 April 2014, which will run through the Company's first quarter 2014 results close period. The close period commences at the close of business on 31 March 2014 and ceases following the release of the Company's first quarter results announcement on 29 April 2014.

The independent third party will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On purchase, the Company's shares will be cancelled.

The purpose of the share buy-back programme is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2013 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:
Jessica Mitchell   +44 (0)20 7496 4962

Exhibit 1.30

BP p.l.c. - Total Voting Rights
BP p.l.c. - 31 March 2014

Total voting rights and share capital

As at 31 March 2014, the issued share capital of BP p.l.c. comprised 18,466,067,130 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,785,706,603. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,471,149,630. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 09 April 2014
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary